ROCSOP

Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Fund.

      In addition, distributions paid by the Fund's investments in real estate investment trusts (REITS) often include a "return of capital" which is recorded by the Fund as a reduction of the cost basis of securities held. The Internal Revenue Code requires a REIT to distribute at least 95% of its taxable income to investors. In many cases, however, because of "non-cash" expenses such as property depreciation, an equity REIT's cash flows will exceed its taxable income. The REIT may distribute this excess cash to offer a more competitive yield. This portion of the distribution is deemed a return of capital, and is generally not taxable to shareholders.

Accordingly, the following amounts have been reclassified for April 30, 2005. Net assets of the Fund were unaffected by the reclassifications.

                              REDUCTION TO               REDUCTION TO
                               ACCUMULATED            ACCUMULATED NET
      INCREASE TO           NET INVESTMENT              REALIZED GAIN
      PAID-IN CAPITAL                 LOSS           ON INVESTMENTS 3
      ---------------------------------------------------------------
      $412,100                      $5,776                   $417,876

3. $417,876, including $193,559 of long-term capital gain, was distributed in connection with Fund share redemptions.